SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)
INTERTAPE POLYMER GROUP INC.
....
(Name of Issuer)
COMMON SHARES
....
(Title of Class of Securities)
460919103
....
(CUSIP Number)
December 31, 2010
....
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting
person's
initial filing on this form with respect to the subject class of
securities,
and for any subsequent amendment containing information which would alter
the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be
deemed
to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of
1934 ("Act") or otherwise subject to the liabilities of that section of
the Act
but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 460919103
(1)Names of reporting persons. I.R.S. Identification Nos. of above
persons

(entities only)
     LETKO, BROSSEAU & ASS. INC.
(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization   CANADA
Number of shares beneficially owned by each reporting person with:
(5)Sole voting power   13,411,823

(6)Shared voting power

(7)Sole dispositive power   13,411,823

(8)Shared dispositive power
(9)Aggregate amount beneficially owned by each reporting person

      13,411,823
(10)Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)
(11)Percent of class represented by amount in Row 9

          22.75%
(12)Type of reporting person (see instructions)

      OO

Item 1.
Item 1(a) Name of issuer:INTERTAPE POLYMER GROUP INC.

Item 1(b) Address of issuer's principal executive offices:
     9999 Cavendish Boulevard
     Suite 200
     Ville St-Laurent, QC H4M 2X5
     Canada
Item 2.
2(a) Name of person filing:
     Letko, Brosseau & Ass. Inc.
2(b) Address or principal business office or, if none, residence:
     1800 Mc Gill College Av.
     Suite 2510
     Montreal, QC
     H3A 3J6
     Canada

2(c) Citizenship:

     Canada

2(d) Title of class of securities:

   Common Shares

2(e) CUSIP No.:
      460919103

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c),
check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the Investment
Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an
investment
company under section 3(c)(14) of the Investment Company Act of 1940;
j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and
percentage
of the class of securities of the issuer identified in Item 1.
a. Amount beneficially owned: 13,411,823
b. Percent of class: 22.75%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote: 13,411,823
ii. Shared power to vote or to direct the vote
iii. Sole power to dispose or to direct the disposition of: 13,411,823
iv. Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being
filed to
report the fact that as of the date hereof the reporting person has
ceased to

be the beneficial owner of more than 5 percent of the class of
securities,
check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to receive or the
power
to direct the receipt of dividends from, or the proceeds from sale of,
the
Common Stock reported as beneficially owned by Letko, Brosseau & Ass.
Inc.
No clients of Letko, Brosseau & Ass. Inc. beneficially owns more than
five
percent of Issuer's Common Stock.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held for
the purpose of or with the effect of changing or influencing the control
of the issuer of the securities and were not acquired and are not held in
connection with or as a participant in any transaction having that
purpose
or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I

certify that the information set forth in this statement is true,
complete and correct.

Dated : February 14, 2011
Signature DANIEL BROSSEAU
Name/Title: Daniel Brosseau/President